Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

May 7, 2007

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LaserCard Corporation—Registration Statement—Form S-3
Registration Number: 333-140724

Ladies and Gentlemen:

Enclosed please find a copy of Pre-Effective Amendment No. 2 to the above-captioned Registration Statement on Form S-3 to add an undertaking to Item 17.

In addition, please be advised that Pillsbury Winthrop Shaw Pittman LLP confirms with the Staff’s understanding that the reference to “the General Corporation Law of the State of Delaware” in our opinion filed as Exhibit 5.1 to the above-captioned Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decision interpreting these laws.

Sincerely,

/s/ Stephen M. Wurzburg

Stephen M. Wurzburg